# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Procaps Group, S.A., CIK 0001863362
CUSIP: L7756P102
Title of class of securities: Ordinary Shares, nominal value of $0.01 per share
Address of issuer's principal executive offices: 9 rue de Bitbourg, Luxembourg, Luxembourg (N4), L-1273
Date of event which requires filing of this statement: 04/09/2025
Filed by CIK 0002065888
Persons authorized to receive notices and communications: Nicola C. Wicki, Via F. Pelli 17, Lugano, Switzerland (V8), 6900, 41919732101

## Reporting persons
- Chemo Project, S.A. (CIK 0002065888): type of reporting person: corporation (CO); citizenship or place of organization: Switzerland (V8); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,304,518,234; sole dispositive power 325,109,560; shared dispositive power 0; aggregate amount beneficially owned 1,304,518,234 (53% of the class)
  Comment: Row 8:
  Includes: (i) 305,309,149 Ordinary Shares directly held by Chemo Project, S.A. (the "Reporting Person"); (ii) 19,800,411 Ordinary Shares issuable upon exercise of the Warrant held by the Reporting Person (as more fully described in Item 4 below); and (iii) 979,408,674 Ordinary Shares over which the Reporting Person may be deemed to have shared voting power pursuant to a Shareholder Nomination and Voting Agreement, which is more fully described in Item 4 below.
  
  Row 9:
  Includes: (i) 305,309,149 Ordinary Shares directly held by the Reporting Person and (ii) 19,800,411 Ordinary Shares issuable upon exercise of the Warrant held by the Reporting Person (as more fully described in Item 4 below).
  
  Row 13:
  Based on 2,462,268,603 Ordinary Shares of Procaps Group, S.A. (the "Company" or "Issuer"), which includes (i) 2,303,865,312 Ordinary Shares issued and outstanding as of April 16, 2025 based on information provided by the Company and (ii) an aggregate of 158,403,291 Ordinary Shares issuable upon the exercise of warrants held by the Reporting Person, Becaril S.A. ("Becaril"), Flying Fish Ventures L.P. ("Flying Fish"), Saint Thomas Commercial S.A. ("ST Commercial"), Santana S.A. ("Santana" and, together with the Reporting Person, Becaril, Flying Fish and ST Commercial, the "Anchor Investors") and Hoche Partners Pharma Holding S.A. ("Hoche" and, together with the Anchor Investors, the "Reporting Group").

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value of $0.01 per share
Name of issuer: Procaps Group, S.A.
Address of issuer's principal executive offices: 9 rue de Bitbourg, Luxembourg, Luxembourg (N4), L-1273

## Item 2. Identity and Background
Name of person filing:
Chemo Project, S.A., a Swiss corporation (societa anonima) (the "Reporting Person"). The Reporting Person's principal business is as an investment holding company and the address of its principal office is Via F. Pelli 17, Lugano 6900, Switzerland.

Nicola C. Wicki and Hector Garcia are directors of the Reporting Person (the "Covered Persons" and each individually a "Covered Person").
Residence or business address: The business address of each of the Covered Persons is Via F. Pelli 17, Lugano 6900, Switzerland.
Present principal occupation or employment:
Mr. Wicki serves as the Chief Financial Officer at Chemo AG, Vienna, Lugano Branch, a pharmaceutical company, located at Via F. Pelli 17, Lugano 6900, Switzerland.

Mr. Garcia serves as the Compliance & Legal Manager at KEVINVEST SA, an investment holding company, located at Via F. Pelli 17, Lugano 6900, Switzerland.
Criminal convictions in the last five years: With respect to the Reporting Person and the Covered Persons: None.
Civil proceedings (securities laws) in the last five years: With respect to the Reporting Person and the Covered Persons: No.
Citizenship: Each of the Covered Persons is a citizen of Switzerland.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On April 9, 2025, the Reporting Person acquired 325,109,560 Ordinary Shares, which consists of (i) 299,560,430 Ordinary Shares purchased at a price per share of $0.06313 pursuant to the Subscription Agreement (as defined in Item 4 below), (ii) 5,748,719 Ordinary Shares issued upon the conversion of an aggregate principal amount of $362,916.67 secured convertible notes of the Company at a conversion price of $0.06313 per share pursuant to a Subscription and Conversion Agreement (as defined in Item 4 below) in satisfaction of the unpaid principal and interest owed by the Company under the portion of the Reporting Person's interest in such notes and (iii) 19,800,411 Ordinary Shares issuable upon the exercise of the Warrant (as defined in Item 4) with a face amount of $1,250,000, exercisable at the option of the holder until April 9, 2035 at an exercise price of $0.06313 per share, issued to the Reporting Person in connection with the conversion of secured convertible notes pursuant to the Subscription and Conversion Agreement.

These purchases by the Reporting Person were funded using cash on hand.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth under Item 3 is incorporated by reference herein.

On April 9, 2025, the Reporting Person acquired 325,109,560 Ordinary Shares (including shares issuable upon the exercise of a warrant) pursuant to the following transactions:

(A) The Reporting Person acquired 299,560,430 Ordinary Shares for a purchase price per share of $0.06313, pursuant to a Subscription Agreement (the "Subscription Agreement") dated April 3, 2025, by and among the Company, the Reporting Person and Becaril S.A. ("Becaril").

(B) The Reporting Person, in exchange for $362,916.67, acquired (i) $362,916.67 aggregate principal amount of secured convertible notes of the Company and the interest accrued thereunder (the "Notes") from Hoche Partners Pharma Holding S.A. ("Hoche") pursuant to an Assignment and Assumption Agreement (the "Assignment and Assumption Agreement") by and among the Company, Hoche and the Reporting Person, and (ii) the corresponding rights under the Secured Convertible Note Subscription Agreement governing the Notes, dated as of November 29, 2024 (as amended, the "NSA"). The Reporting Person converted the full amount of Notes into 5,748,719 Ordinary Shares at a conversion price of $0.06313 per share in satisfaction of the unpaid principal and interest owed by the Company with respect thereto, pursuant to a Subscription and Conversion Agreement (the "Subscription and Conversion Agreement") by and among the Company, the Reporting Person, Hoche and Becaril.

(C) In connection with the purchase of the Notes, the Reporting Person purchased from Hoche pursuant to a Warrant Rights Assignment Agreement (the "Warrant Rights Assignment Agreement") Hoche's right under the NSA to acquire from the Company upon conversion of the Notes a warrant to purchase up to 19,800,411 Ordinary Shares at an exercise price of $0.06313 per share (the "Warrant"). Upon conversion of the Notes as described in clause (B) above, the Reporting Person received the Warrant from the Company pursuant to the terms of the NSA. The Warrant has a term that expires on April 9, 2035.

In addition, on April 9, 2025, the Reporting Person, Becaril, Flying Fish Ventures L.P. ("Flying Fish"), Saint Thomas Commercial S.A. ("ST Commercial"), Santana S.A. ("Santana" and, together with the Reporting Person, Becaril, Flying Fish and ST Commercial, the "Anchor Investors") and Hoche (together with the Anchor Investors, the "Reporting Group") entered into a Shareholder Nomination and Voting Agreement (the "Voting Agreement") pursuant to which the Reporting Group agreed, among other things, to exercise reasonable best efforts, including by voting their Ordinary Shares, to propose for appointment or re-appointment three individuals designated by Hoche (the "Hoche Nominees") to the Company's board of directors at any general meeting of shareholders at which directors are to be elected and other governance matters. Separately, the Anchor Investors (without Hoche) agreed among themselves to exercise reasonable best efforts, including by voting their Ordinary Shares, to propose for appointment (i) one individual designated by the Reporting Person (the "Chemo Nominee"), (ii) one individual designated by Becaril (the "Becaril Nominee" and, jointly with the Chemo Nominee, the "Chemo-Becaril Nominees"), and (iii) two individuals designated by Flying Fish, ST Commercial and Santana, collectively (the "Santana Investors' Nominees"); provided that, if and to the extent required for the board of directors of the Company to have a majority of its members qualify as independent directors, at least one Hoche Nominee shall be an independent director, at least one of the Chemo-Becaril Nominee shall be an independent director, and all of the Santana Investors' Nominees shall be independent directors. Additionally, the Voting Agreement provides that the Reporting Group shall use commercially reasonable efforts to pursue an exit transaction upon the earlier of the fifth anniversary of the date of the agreement and the Company achieving certain annual consolidated EBITDA targets.

The foregoing summary of the Subscription Agreement, Assignment and Assumption Agreement, Warrant Rights Assignment Agreement, Subscription and Conversion Agreement, Warrant and Voting Agreement is qualified in its entirety by reference to the complete text of such agreements, copies of which are filed as exhibits hereto and are incorporated herein by reference.

The Reporting Person intends to review its investment in the Company on a continuing basis. In connection therewith, and with a view of enhancing shareholder value, the Reporting Person and its respective representative expect, from time to time, to engage in discussions with the Company's management and the board of directors of the Company, with other current or prospective shareholders and other third parties regarding business strategy, operating performance and corporate governance of the Company, in each case subject to the terms of the Voting Agreement. The Reporting Person may exchange information with the Company or other persons pursuant to confidentiality or similar agreements. The Reporting Person intends to consider, explore and/or develop, from time to time, plans and/or make proposals with respect to, among other things, the foregoing matters, as well as pursue other plans or proposals that may relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons may also take steps to explore and prepare for various plans and actions regarding the foregoing matters, before forming an intention to engage in such plans or actions.

Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Company's financial position, results and strategic direction, actions taken by the Company's management and board of directors, price levels of the Ordinary Shares, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Company as it deem appropriate, including, without limitation, acquiring additional Ordinary Shares, including through exercise of the Warrant and/or other equity, debt, notes, instruments or other securities of the Company (collectively, "Securities") or disposing of some or all the Securities beneficially owned by it, in the public market, in privately negotiated transactions or otherwise with respect to its investment in the Issuer, in each case subject to the terms of the Voting Agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Person beneficially owns an aggregate of 1,304,518,234 Ordinary Shares, or 53.0%, which includes: (i) 305,309,149 Ordinary Shares directly held by the Reporting Person, (ii) 19,800,411 Ordinary Shares issuable upon the exercise of the Warrant held directly by the Reporting Person, (iii) 920,007,441 Ordinary Shares directly held by the other Anchor Investors and (iv) 59,401,233 Ordinary Shares issuable upon the exercise of warrants held by the other Anchor Investors.

Mr. Wicki does not beneficially own any Ordinary Shares.

Mr. Garcia does not beneficially own any Ordinary Shares.

As of the date of this statement, to the Reporting Person's knowledge based solely on representations made by the Company and the other members of the Reporting Group in the agreements discussed in this Schedule 13D who, together with the Reporting Person, comprise a group within the meaning of Section 13(d)(3) of the Act, beneficially own the Ordinary Shares as set forth next to their names:

(A) Becaril: 1,304,518,234 Ordinary Shares, or 53.0%, which includes: (i) 305,309,149 Ordinary Shares directly held by Becaril, (ii) 19,800,411 Ordinary Shares issuable upon the exercise of a warrant held by Becaril, (iii) 920,007,441 Ordinary Shares directly held by the Reporting Person and other Anchor Investors and (iv) 59,401,233 Ordinary Shares issuable upon the exercise of warrants held by the Reporting Person and other Anchor Investors.

(B) Flying Fish: 1,304,518,234 Ordinary Shares, or 53.0%, which includes: (i) 454,875,004 Ordinary Shares directly held by Flying Fish, (ii) 29,327,792 Ordinary Shares issuable upon the exercise of a warrant held by Flying Fish, (iii) 770,441,586 Ordinary Shares directly held by the Reporting Person and other Anchor Investors and (iv) 49,873,852 Ordinary Shares issuable upon the exercise of warrants held by the Reporting Person and other Anchor Investors.

(C) ST Commercial: 1,304,518,234 Ordinary Shares, or 53.0%, which includes: (i) 79,481,644 Ordinary Shares directly held by ST Commercial, (ii) 5,136,515 Ordinary Shares issuable upon the exercise of a warrant held by ST Commercial, (iii) 1,145,834,946 Ordinary Shares directly held by the Reporting Person and other Anchor Investors and (iv) 74,065,129 Ordinary Shares issuable upon the exercise of warrants held by the Reporting Person and other Anchor Investors.

(D) Santana: 1,304,518,234 Ordinary Shares, or 53.0%, which includes: (i) 80,341,644 Ordinary Shares directly held by Santana, (ii) 5,136,515 Ordinary Shares issuable upon the exercise of a warrant held by Santana, (iii) 1,144,974,946 Ordinary Shares directly held by the Reporting Person and other Anchor Investors and (iv) 74,065,129 Ordinary Shares issuable upon the exercise of warrants held by the Reporting Person and other Anchor Investors.

(E) Hoche: 2,077,549,443 Ordinary Shares, or 84.4%, which includes: (i) 626,495,816 Ordinary Shares directly held by Hoche, (ii) 79,201,647 Ordinary Shares issuable upon the exercise of a warrant held by Hoche, (iii) 1,225,316,590 Ordinary Shares directly held by the Reporting Person and other Anchor Investors; (iv) 79,201,644 Ordinary Shares issuable upon the exercise of warrants held by the Reporting Person and other Anchor Investors; and (v) 67,333,746 Ordinary Shares held by trusts that have granted Hoche an irrevocable proxy to vote such Ordinary Shares.

The percentages used herein are calculated based on 2,462,268,603 Ordinary Shares, which includes (i) 2,303,865,312 Ordinary Shares issued and outstanding as of April 16, 2025 based on information provided by the Company and (ii) an aggregate of 158,403,291 Ordinary Shares issuable upon the exercise of warrants held by members of the Reporting Group.

The Reporting Person expressly disclaims beneficial ownership of the Ordinary Shares directly or indirectly, or issuable upon the exercise of warrants, owned by the other members of the Reporting Group. The other members of the Reporting Group have filed separate Schedule 13Ds with respect to their interests. The Reporting Person is not responsible for the completeness and accuracy of the information concerning the other members of the Reporting Group.
Number of shares as to which each person has sole or shared power to vote or dispose:
The Reporting Person has the sole power to vote no Ordinary Shares, shared power to vote 1,304,518,234 Ordinary Shares, sole power to dispose of 325,109,560 Ordinary Shares and shared power to dispose of no Ordinary Shares.

To the Reporting Person's knowledge based solely on representations made by the Company and the other members of the Reporting Group, the other members of the Reporting Group have the following voting and dispositive powers with respect to each of their beneficially owned shares:

(A) Becaril: sole power to vote no Ordinary Shares, shared power to vote 1,304,518,234 Ordinary Shares, sole power to dispose of 325,109,560 Ordinary Shares and shared power to dispose of no Ordinary Shares.

(B) Flying Fish: sole power to vote no Ordinary Shares, shared power to vote 1,304,518,234 Ordinary Shares, sole power to dispose of 484,202,796 Ordinary Shares and shared power to dispose of no Ordinary Shares.

(C) ST Commercial: sole power to vote no Ordinary Shares, shared power to vote 1,304,518,234 Ordinary Shares, sole power to dispose of 84,618,159 Ordinary Shares and shared power to dispose of no Ordinary Shares.

(D) Santana: sole power to vote no Ordinary Shares, shared power to vote 1,304,518,234 Ordinary Shares, sole power to dispose of 85,478,159 Ordinary Shares and shared power to dispose of no Ordinary Shares.

(E) Hoche: sole power to vote 773,031,209 Ordinary Shares, shared power to vote 1,304,518,234 Ordinary Shares, sole power to dispose of 705,697,463 Ordinary Shares and shared power to dispose of no Ordinary Shares.
Transactions in the class effected during the past sixty days:
The information set forth under Items 3 and 4 is incorporated by reference herein.

The other members of the Reporting Group engaged in substantially similar transactions on April 9, 2025 as the Reporting Person and entered into similar subscription agreements, assignment and assumption agreements, warrant rights assignment agreements and subscription and conversion agreements and received warrants, as described below.

(A) Becaril purchased 299,560,430 Ordinary Shares at a purchase price of $0.06313 per share pursuant to a subscription agreement, acquired 5,748,719 Ordinary Shares upon the conversion of secured convertible notes at a conversion price of $0.06313 per share and a warrant for a maximum of 19,800,411 Ordinary Shares exercisable at a price of $0.06313 per share pursuant to the conversion of secured convertible notes assigned to it by Hoche.

(B) Flying Fish purchased 443,700,169 Ordinary Shares at a purchase price of $0.06313 per share pursuant to a subscription agreement, acquired 8,514,835 Ordinary Shares upon the conversion of secured convertible notes at a conversion price of $0.06313 per share and a warrant for a maximum of 29,327,792 Ordinary Shares exercisable at a price of $0.06313 per share pursuant to the conversion of secured convertible notes assigned to it by Hoche.

(C) ST Commercial purchased 77,710,343 Ordinary Shares at a purchase price of $0.06313 per share pursuant to a subscription agreement, acquired 1,491,301 Ordinary Shares upon the conversion of secured convertible notes at a conversion price of $0.06313 per share and a warrant for a maximum of 5,136,515 Ordinary Shares exercisable at a price of $0.06313 per share pursuant to the conversion of secured convertible notes assigned to it by Hoche.

(D) Santana purchased 77,710,343 Ordinary Shares at a purchase price of $0.06313 per share pursuant to a subscription agreement, acquired 1,491,301 Ordinary Shares upon the conversion of secured convertible notes at a conversion price of $0.06313 per share and a warrant for a maximum of 5,136,515 Ordinary Shares exercisable at a price of $0.06313 per share pursuant to the conversion of secured convertible notes assigned to it by Hoche.

(E) Hoche acquired 610,618,300 Ordinary Shares upon the conversion of secured convertible notes at a conversion price of $0.06313 per share and a warrant for a maximum of 79,201,647 Ordinary Shares exercisable at a price of $0.06313 per share pursuant to the conversion of secured convertible notes held by it.

Except as reported above and in Item 3, it is the understanding of the Reporting Person that, based on representations made by the Company in the agreements discussed in this Schedule 13D and statements made by the Company in its public filings, the persons named in Item 5(a) above have not affected any transactions in the Ordinary Shares of the Company in the sixty days prior to the date hereof.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 3 and 4 are incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1. Subscription Agreement, dated as of April 3, 2025, by and among Procaps Group, S.A., Chemo Project, S.A. and Becaril S.A. (Incorporated by reference to Exhibit 10.1 of the Company's Report on Form 6-K filed with the SEC on April 14, 2025).

Exhibit 2. Assignment and Assumption Agreement, dated as of April 9, 2025, by and among Hoche Partners Pharma Holding S.A., Chemo Project, S.A. and Procaps Group, S.A. (filed herewith).

Exhibit 3. Warrant Rights Assignment Agreement, dated as of April 9, 2025, by and among Hoche Partners Pharma Holding S.A., Chemo Project, S.A. and Procaps Group, S.A. (filed herewith).

Exhibit 4. Subscription and Conversion Agreement, dated as of April 9, 2025, by and between Procaps Group, S.A., Chemo Project, S.A. and Becaril S.A. (Incorporated by reference to Exhibit 10.9 of the Company's Report on Form 6-K filed with the SEC on April 14, 2025).

Exhibit 5. Form of Warrant (Incorporated by reference to Exhibit 10.8 of the Company's Report on Form 6-K filed with the SEC on April 14, 2025).

Exhibit 6. Shareholder Nomination and Voting Agreement, dated as of April 9, 2025, by and between Hoche Partners Pharma Holding S.A., Chemo Project, S.A., Becaril S.A., Flying Fish Ventures L.P., Saint Thomas Commercial S.A. and Santana S.A. (filed herewith).

## Signatures
- Chemo Project, S.A.: /s/ Nicola C. Wicki, Nicola C. Wicki, Director (04/16/2025)